600 Third Avenue	Tel:	+1 212-251-1199	James D. Small III
39th Floor	Fax:	+1 212-251-1180	Chief Administrative Officer,
New York, NY 10016			Senior Vice President,
USA	E-mail:	jsmall@intlseas.com	Secretary & General Counsel

November 2, 2018

VIA EDGAR CORRESPONDENCE

Ms. Tonya K. Aldave

Division of Corporate Finance

Office of Transportation and Leisure

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	International Seaways, Inc. Registration Statement on Form S-3 (File No. 333-227915)

Dear Ms. Aldave:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, International Seaways, Inc. (the “Company”) hereby requests that the effectiveness of the above-referenced Registration Statement on Form S-3 be accelerated so that it will be declared effective by 4:00 pm, Eastern Time, on Tuesday, November 6, 2018, or as soon thereafter as reasonably practicable (the “Effective Date”).

The Company hereby acknowledges its responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the above-referenced Registration Statement. In addition, the Company hereby acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Ms. Tonya K. Aldave

November 2, 2018

Please contact Jeffrey D. Karpf of Cleary Gottlieb Steen & Hamilton LLP at (212) 225-2864, counsel to the Company, if you have any questions or concerns regarding this matter.

Very truly yours,

International Seaways, Inc.

By:	/s/ James D. Small III
	Name:	James D. Small III
	Title:	Chief Administrative Officer, Senior Vice President, Secretary and General Counsel

cc:	Lois K. Zabrocky

International Seaways, Inc.

Jeffrey D. Karpf, Esq.

Cleary Gottlieb Steen & Hamilton LLP

Marc Rotter

Cleary Gottlieb Steen & Hamilton LLP